Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, Geoffrey B. Genovese, of Envoy Communications Group Inc., President, Chairman and Chief Executive Officer certify that:

1.        I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Envoy Communications Group Inc. for the interim period ending June 30, 2004;

2.        Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.        Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 20, 2004

/s/ Geoffrey B. Genovese Geoffrey B. Genovese President, Chairman and Chief Executive Officer

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, Linda Gilbert, of Envoy Communications Group Inc., Chief Financial Officer:

1.        I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Envoy Communications Group Inc. for the interim period ending June 30, 2004;

2.        Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.        Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 20, 2004

/s/ Linda Gilbert Linda Gilbert Chief Financial Officer